FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of May 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Sanitec International S.A.
                                                             (Registrant)


1 May 2003                                 By: /s/ Timo Lehto
                                              ---------------------------------
                                           Name:   Timo Lehto
                                           Title:  Principal Accounting Officer
                                                   and Director



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                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our registration statement on Form F-4, filed with the SEC on January 30, 2003, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

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                                                                         RELEASE
                                                                   29 April 2003

SANITEC RESULTS FOR THE FINANCIAL YEAR 2002



HIGHLIGHTS 2002

o Despite overall sales being pulled down 0.9% by a weak ceramics market in Germany as well as a contracting aircraft and marine market in EVAC, the Sanitec group was able to improve sales by EUR21 million or 2.9% in other markets.
o EBITDA increased by EUR2.0 million to EUR147.6 million, or 15.0% of net sales compared to EUR145.6 million or 14.6% in 2001.
o Our integration and Sales, General, and Administration cost control strategies have been implemented successfully and are starting to show initial successes in 2002.
o Industrial capital expenditures were reduced to EUR36.1 million or 3.7% of net sales compared to EUR50.8 million or 5.1% of net sales in 2001.
o Net indebtedness was EUR701.1 million. This amount includes the financing of EUR23.8 million of one-off costs related to the pay down of a Junior Credit Facility and the new issue of High Yield Senior Notes.

OPERATING AND FINANCIAL REVIEW FOR SANITEC GROUP

NET SALES
CONSOLIDATED. Despite the weakening economic situation in some of our main markets, growth in other markets helped push net sales to just below previous year's levels. Net sales for 2002 were EUR985.4 million (EUR994.5 million in 2001), a decrease of 0.9% or EUR9.1 million. The result is a decrease of 0.4% or EUR3.9 million if the 2002 net sales are compared to the 2001 sales excluding Sanitec Johnson Suisse, as it was deconsolidated on July 1, 2001. Excluding the impact of exchange rate variances the decrease was a marginal EUR1.6 million. The negative effect of the weak markets in Germany and the aviation and marine sectors of Vacuum sewage systems was offset by growth, specifically in North-Eastern Europe (the Nordic countries, Russia and the Baltic states). Growth in this area was EUR17.5 million or 8.5%. Although the markets remained stagnant in most Central European countries, we were able to gain market share and improve the average selling prices of our ceramic products in these markets.

BATHROOM CERAMICS. Bathroom ceramics net sales for 2002 were EUR619.7 million (EUR610.5 million), an increase of EUR9.2 million or 1.5% over 2001. High sales volumes, particularly in the North-Eastern European market including Russia, are mainly responsible for this increase. An overall decrease in volumes was compensated by higher average selling prices. Excluding sales in Germany, the Bathroom Ceramics business segment's net sales growth was 4.0%.

BATH AND SHOWER PRODUCTS. Bath and shower products net sales for 2002 were EUR293.6 million (EUR294.9 million), a decrease of EUR1.3 million or 0.4% compared to 2001. Weakness in the German market offset the effect of increased cross-selling activities and sales growth in North-East Europe, the U.K., and the Netherlands. Excluding sales to the German market, net sales increased 3.9% over the previous year.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems net sales for 2002 were EUR72.1 million (EUR89.1 million), a decrease of EUR17.0 million or 19.1%. This decrease was primarily due to the continuing weakness of demand in the aviation and marine



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                                                                         RELEASE
                                                                   29 April 2003

industries following the events of September 11, 2001.

OPERATING EXPENSES
During 2002 we successfully implemented several improvements in our cost structures.

Cost of products sold - materials and consumables increased marginally by 0.7% or EUR2.1 million to EUR308.8 million, compared to EUR306.7 million in 2001. This increase was mainly due to a product mix shift towards higher segment products with higher cost of purchased materials as well as parts and equipment in the Bath and shower business area. Personnel costs were decreased by 1.5% or EUR4.7 million to EUR299.5 million from EUR304.2 million in 2001. This reduction is an indication that the ongoing strategy of restructuring our production network and the related closure of production units, as well as the reorganization and integration of the sales, marketing, and administration functions is beginning to produce positive results.

Cost of outside services remained materially unchanged, reflecting a slightly increased cost of freight and transportation but a reduced cost of subcontracting services.

Other operating expenses, net, decreased by 6.1% or EUR8.8 million to EUR134.9 million (EUR143.7 million). In 2001, we incurred a one-off transaction cost of EUR6.5 million related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Excluding this expense, the decrease in other operating expenses, net, was 1.6% or EUR2.3 million. Starting in the second half of 2002, we have implemented measures in all business units to cut sales, general, and administration costs. The largest savings to date include those resulting from the operational and administrative integration of our businesses within Italy and Germany as well as sales, general, and administration cost reduction initiatives implemented in Twyford and Evac.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the fiscal year 2002 increased by 3.7% or EUR3.4 million to EUR95.5 million from EUR92.1 million in 2001. The increase in depreciation was due to an accelerated depreciation of acquisition related financing cost (debt issuance cost) of EUR5.9 million, resulting from the repayment of all outstanding indebtedness under the Junior Credit Facility with the proceeds of the new High Yield Senior Notes in May 2002. Excluding this amount, the depreciation and amortization decreased by 2.7% or EUR2.5 million due to lower capital investments.

OPERATING PROFIT
CONSOLIDATED. The operating profit in 2002 decreased 2.6% or EUR1.4 million to EUR52.1 million (EUR53.5 million). The operating profit margin was 5.3% (5.4%). When the impact of EUR5.9 million accelerated depreciation in 2002 and the one-off transaction cost of EUR6.5 million during 2001 are excluded, the comparable operating profit was EUR58.0 million 2002 and EUR60.0 million in 2001 and the operating profit margins were 5.9% and 6.0% respectively.

BATHROOM CERAMICS. Bathroom ceramics operating profit was EUR35.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001, the operating profit was EUR18.5 million and EUR17.4 million respectively. Excluding EUR8.8 million of goodwill amortization allocated to Bathroom ceramics in 2002 above the amount allocated in 2001, related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, the operating profit in 2002 was EUR43.8 million. Our operating profit performance during the fiscal year 2002 was positively influenced by


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                                                                         RELEASE
                                                                   29 April 2003

the overall sales, general, and administration cost reductions as well as reductions in customer volume bonuses in Keramag.

BATH AND SHOWER PRODUCTS. Bath and shower products operating profit was EUR15.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 the operating profit was EUR9.7 million and EUR14.8 million respectively. Excluding EUR3.8 million of increased goodwill amortization allocated to Bath and shower products in 2002 above that allocated in 2001 due to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, the operating profit for the fiscal 2002 was EUR18.8 million. The bath and shower segment operating profit during the fiscal year 2002 was negatively impacted by poor market conditions in Germany, which continued to have a negative influence on Koralle's domestic sales.

VACUUM SEWAGE SYSTEMS. Vacuum sewage systems operating profit was EUR2.1 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 the operating profit was EUR2.2 million and EUR6.3 million respectively. Excluding the additional EUR0.5 million of goodwill amortization allocated to Vacuum Sewage System segment in 2002 above that allocated in 2001 due to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, operating profit for the fiscal year 2002 was EUR2.6 million. Despite significant reductions in sales, general, and administration costs, and an increase in the after sales market (spare parts market), which generally has higher margins, the vacuum sewage systems business was not able to fully offset the lost margin from lower sales. The lost sales are a result of the market downturn in the aviation and marine businesses after the events of September 11, 2001.

EBITDA
Consolidated EBITDA of 2002 was EUR147.6 million (EUR145.6 million). The
2002 figure includes EUR1.4 million one-off consultancy costs relating to the Group's integration process as well as EUR1.1 in expenses for the closing of Sphinx Technical Ceramics (STC). The 2001 result included EUR6.5 million of one-time transaction costs and a EUR1.1 million loss generated by Sanitec Johnson Suisse which was deconsolidated as of July 1, 2001.

BATHROOM CERAMICS. Bathroom ceramics EBITDA for 2002 was EUR99.7 million up from EUR92.4 million in 2001, an increase of EUR7.3 million or 7.9%. This increase is mainly driven by the release of customer volume based customer bonuses in the Central European Region.

BATH AND SHOWER. Bath and shower EBITDA for 2002 was EUR43.1 million up from EUR41.4 million in 2001, an increase of EUR1.7 million or 4.1%. This increase is due to increased cross-selling activities as well as savings generated from the strategic purchasing program. These gains were partly offset by the effects of the weak market situation in the Central European Region.

VACUUM SEWAGE SYSTEMS. Vacuum sewage system EBITDA for 2002 was EUR4.8 million down from EUR11.8 million in 2001, a decrease of EUR7.0 million or 59.3%. This development is primarily driven by the continuously deteriorating market in the aviation and marine industries.

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                           SANITEC ANNUAL REPORT 2002

INTRODUCTION

Sanitec Annual Report 2002 presents the financial statements of Sanitec International S.A., a company registered in Luxembourg, and its subsidiaries (the "Group" and the "Successor"). This Group came operatively into existence on April 3, 2002 when previously dormant Sanitec International S.A. became the parent company of the Group.

The Group was originally formed on June 7, 2001, when Sanitec Oy, formerly Pool Acquisition Helsinki Oy, acquired Sanitec Oyj and its subsidiaries (the "Predecessor"). On December 14, 2001 the shares of Sanitec Oy, formerly Pool Acquisition Helsinki Oy were transferred to Pool Acquisition Netherlands B.V., and on April 3, 2002 the shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A.

The financial statements in this Annual Report present the financial statements of the Group consolidated at the level of the parent company at the end of each financial period concerned. Due to the acquisition of Sanitec Oyj, the financial statements of the Predecessor prior to and as of June 7, 2001 are not fully comparable to the financial statements of the Successor after that date, as the financial statements of the Successor follow a new accounting basis. For further information on the principles of consolidation please refer to the Summary of Significant Accounting Policies on p. 18 of this Annual Report.

The financial statements presented in this Annual Report include the Statements of Operations, Balance Sheets, Statements of Cash Flows and selected additional financial information of the Predecessor and the Successor.

Sanitec International S.A. was registered with the Securities and Exchange Commission (SEC) in the United States on March 20, 2003. Following the requirements of SEC for foreign registrants, a complete set of financial statements prepared in accordance with Form 20-F will be published and registered with SEC by June 30, 2003. The Form 20-F will be available also on our internet pages www.sanitec.com.

CONTENTS

Introduction................................................................2
Contents....................................................................3
Operating and Financial Review..............................................4
Selected Financial Data.....................................................8
Consolidated Statements of Operations......................................14
Consolidated Balance Sheets................................................15
Consolidated Statements of Cash Flows......................................17
Accounting Policies........................................................18
Shares and Securities......................................................22

SUMMARY OF OPERATING AND FINANCIAL REVIEW AND PROSPECTS

HIGHLIGHTS 2002

o IN SPITE OF A DIFFICULT MARKET SITUATION, NET SALES REACHED 99% OF PREVIOUS YEAR'S SALES (EXCLUDING GERMANY AND EVAC SALES INCREASED 2.9%)

o EBITDA WAS EUR147.6 MILLION, OR 15.0% OF NET SALES COMPARED TO EUR145.6 MILLION OR 14.6% IN 2001.

o OUR INTEGRATION AND SALES, GENERAL, AND ADMINISTRATION COST CONTROL STRATEGIES HAVE BEEN IMPLEMENTED SUCCESSFULLY.

o INDUSTRIAL CAPITAL EXPENDITURES WERE REDUCED TO EUR36.1 MILLION OR 3.7% OF NET SALES COMPARED TO EUR50.8 MILLION OR 5.1% OF NET SALES IN 2001.

o NET INDEBTEDNESS WAS EUR701.1 MILLION. THIS AMOUNT INCLUDES THE FINANCING OF EUR23.8 MILLION OF ONE-OFF COSTS RELATED
                  TO THE PAY DOWN OF A JUNIOR CREDIT FACILITY AND THE NEW ISSUE OF HIGH YIELD SENIOR NOTES.

o                 SANITEC REMAINED WITHIN FULL COMPLIANCE OF ALL LOAN COVENANTS
                  AND REQUIREMENTS.

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION WHICH WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

THE FOLLOWING DISCUSSION AND ANALYSIS MAY CONTAIN MANAGEMENT'S EVALUATIONS AND STATEMENTS REFLECTING OUR VIEWS ABOUT THE FUTURE PERFORMANCE AND MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, THE NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS WHICH MAY OR MAY NOT BE DISCUSSED BELOW MAY AFFECT OUR PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE EVENTS WHICH OCCURRED IN THE UNITED STATES ON SEPTEMBER 11, 2001, THE CONFLICT IN IRAQ AND FURTHER ACTIONS WHICH HAVE ENSUED OR COULD ENSUE, MAY INFLUENCE THE GLOBAL ECONOMIC ENVIRONMENT SUBSTANTIALLY AND COULD HAVE A MATERIAL IMPACT ON OUR PROJECTED PERFORMANCE.

THE DISCUSSION BELOW IN THIS SUBSECTION INCLUDES A COMPARISON OF THE CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS OF SANITEC INTERNATIONAL S.A. FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 31, 2002 AND THE PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS OF POOL ACQUISITION NETHERLANDS B. V. (LIQUIDATED) FOR THE PERIOD FROM JANUARY 1, 2001 TO DECEMBER 31, 2001, BOTH IN ACCORDANCE WITH FINNISH GAAP. OUR OPERATING PROFIT BY SEGMENT FOR THE PERIOD ENDED DECEMBER 31, 2001 DOES NOT INCLUDE PRO FORMA ADJUSTMENTS FOR THE AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS IN CONJUNCTION WITH THE ACQUISITION OF SANITEC OYJ BY POOL ACQUISITION NETHERLANDS B. V. (LIQUIDATED) AS OF JUNE 7, 2001 AND THUS MAY NOT BE INDICATIVE OF OUR RESULTS GOING FORWARD.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, REFER TO THE INCLUDED FINANCIAL STATEMENTS.





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


NET SALES

CONSOLIDATED.
Despite the weakening economic situation in some of our main markets, we were generally able to maintain our net sales at previous year's levels. Net sales for 2002 were EUR985.4 million (EUR994.5 million in 2001), a decrease of 0.9% or EUR9.1 million. The result is a decrease of 0.4% or EUR3.9 million if the 2002 net sales are compared to the 2001 sales excluding Sanitec Johnson Suisse, as it was deconsolidated on July 1, 2001. Excluding the impact of exchange rate variances the decrease was a marginal EUR1.6 million. The negative effect of the weak markets in Germany and the aviation and marine sectors of Vacuum sewage systems was offset by growth, specifically in North-East Europe (the Nordic countries, Russia and the Baltic states). Growth in this area was EUR17.5 million or 8.5%. Although the markets remained stagnant in most Central European countries, we were able to gain market share and improve the average selling prices of our ceramic products in these markets.

BATHROOM CERAMICS.
Bathroom ceramics net sales for 2002 were EUR619.7 million (EUR610.5 million), an increase of EUR9.2 million or 1.5% over 2001. High sales volumes, particularly in the North-East European market including Russia, are mainly responsible for this increase. An overall decrease in volumes was compensated by higher average selling prices. Excluding sales in Germany, the bathroom ceramics business segment's net sales growth was 4.0%.

BATH AND SHOWER PRODUCTS.
Bath and shower products net sales for 2002 were EUR293.6 million
(EUR294.9 million), a decrease of EUR1.3 million or 0.4% compared to 2001. Weakness in the German market offset the effect of increased cross-selling activities and sales growth in North-East Europe, the U.K., and the Netherlands. Excluding sales to the German market, net sales increased 3.9% over the previous year.

VACUUM SEWAGE SYSTEMS.
Vacuum sewage systems net sales for 2002 were EUR72.1 million (EUR89.1 million), a decrease of EUR17.0 million or 19.1%. This decrease was primarily due to the continuing weakness of demand in the aviation and cruise line industries following the events of September 11, 2001.

OPERATING EXPENSES

During 2002 we successfully implemented several improvements in our cost structures.

Cost of products sold - materials and consumables increased marginally by 0.7% or EUR2.1 million to EUR308.8 million, compared to EUR306.7 million in 2001. This increase was mainly due to a product mix shift towards higher segment products with higher cost of purchased materials as well as parts and equipment in the bath and shower business segment.

Personnel costs were decreased by 1.5% or EUR4.7 million to EUR299.5 million from EUR304.2 million in 2001.This reflects the effects of the ongoing strategy of restructuring our production network and the related closure of production units, as well as the reorganization and integration of the sales, marketing, and administration functions.

Cost of outside services remained materially unchanged, reflecting a slightly increased cost of freight and transportation but a reduced cost of subcontracting services.

Other operating expenses, net, decreased by 6.1% or EUR8.8 million to EUR134.9 million (EUR143.7 million). In 2001, we incurred a one off transaction cost of EUR6.5 million related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Excluding this expense, the decrease in other operating expenses, net, was 1.6% or EUR2.3 million. Starting in the second half of 2002, we have implemented measures in all business units to cut sales, general, and administration costs. The largest savings to date include those resulting from the operational and administrative integration of our businesses within Italy and Germany as well as sales, general, and administration cost reduction initiatives implemented in Twyford and Evac.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the fiscal year 2002 increased by 3.7% or EUR3.4 million to EUR95.5 million from EUR92.1 million in 2001. The increase in depreciation was due to an accelerated depreciation of acquisition related financing cost (debt issuance cost) of EUR5.9 million, resulting from the repayment of all outstanding indebtedness under the junior Credit Facility with the proceeds of the new High Yield Senior Notes in May 2002. Excluding this amount, the depreciation and amortization decreased by 2.7% or EUR2.5 million due to lower capital investments.


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


OPERATING PROFIT

CONSOLIDATED.
The operating profit in 2002 decreased 2.6% or EUR1.4 million to EUR52.1 million (EUR53.5 million).The operating profit margin was 5.3% (5.4%).When the impact of EUR5.9 million accelerated depreciation in 2002 and the one-off transaction cost of EUR6.5 million during 2001 are excluded, the comparable operating profit was EUR58.0 million 2002 and EUR60.0 million in 2001 and the operating profit margins were 5.9% and 6.0% respectively.

BATHROOM CERAMICS.
Bathroom ceramics operating profit was EUR35.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001, the operating profit was EUR18.5 million and EURl7.4 million respectively. Excluding EUR8.8 million of goodwill amortization allocated to bathroom ceramics in 2002 above the amount allocated in 2001, related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, the operating profit in 2002 was EUR43.8 million. Our performance during the fiscal year 2002 was affected positively by the overall sales, general, and administration cost reductions as well as reductions in customer volume bonuses in Keramag.

BATH AND SHOWER PRODUCTS.
Bath and shower products operating profit was EUR15.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 the operating profit was EUR9.7 million and EUR14.8 million respectively. Excluding EUR3.8 million of increased goodwill amortization allocated to bath and shower products in 2002 due to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, the operating profit for the fiscal year 2002 was EUR18.8 million. The operating profit of bath and shower products during the fiscal year 2002 was negatively impacted by poor market conditions in Germany, which continued to have a negative effect on Koralle's domestic sales.

VACUUM SEWAGE SYSTEMS.
Vacuum sewage systems operating profit was EUR2.1 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 the operating profit was EUR2.2 million and EUR6.3 million respectively. Excluding the additional EUR0.5 million of goodwill amortization allocated to vacuum sewage systems segment in 2002 due to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001, operating profit for the fiscal year 2002 was EUR2.6 million. Despite significant reductions in sales, general, and administration costs, and an increase in the after sales market (spare parts market), which generally has higher margins, the vacuum sewage systems business was not able to fully offset the lost margin from lower sales. The lost sales are a result of the market downturn in the aviation and cruise line businesses after the events of September 11, 2001.

EBITDA

The EBITDA of 2002 was EUR147.6 million (EUR145.6 million). The 2002 figure includes EUR1.4 million one-off consultancy costs relating to the Group's integration process. The 2001 result included EUR6.5 million of one-time transaction costs and a EUR1.1 million loss generated by Sanitec Johnson Suisse which was deconsolidated as of July 1, 2001.

BATHROOM CERAMICS.
Bathroom ceramics EBITDA for 2002 was EUR99.7 million up from EUR92.4 million in 2001, an increase of EUR7.3 million or 7.9%. This increase is mainly driven by the release of customer volume based customer bonuses in the Central European Region.

BATH AND SHOWER.
Bath and shower EBITDA for 2002 was EUR43.1 million up from EUR41.4 million in 2001, an increase of EUR1.7 million or 4.1%. This increase is due to increased cross-selling activities as well as savings generated from the strategic purchasing program. These gains were partly offset by the effects of the weak market situation in the Central European Region.

VACUUM SEWAGE SYSTEMS.
Vacuum sewage systems EBITDA for 2002 was EUR4.8 million down from EUR11.8 million in 2001, a decrease of EUR7.0 million or 59.3%. This development is primarily driven by the continuously deteriorating market in the aviation and marine industries.

OTHER INCOME AND EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, write downs of financial assets and interest expenses and other financial expenses; in other words it represents our net financial position.

Other income and expenses, net, expense increased by EUR17.2 million to EUR100.4 million (EUR83.2 million) over 2001.The increase is attributable to the expenses of the replacement of the Junior Credit Facility with the High Yield Senior Notes in May 2002. Also, an increase in the capitalized interest of the PIK loan and shareholder loan increased our respective non-cash interest positions. We had no significant gain or loss from financial derivatives. On a net cash basis, the cash outflow from other income and expenses, net, was EUR60.8 million (EUR43.1 million January 1-June 7, 2001 and EUR4.3 million June 8-December 31, 2001).

INCOME TAXES

Income taxes during the fiscal year 2002 were EUR26.4 million, compared to EUR21.5 million for the fiscal year 2001. The increase is predominantly due to the taxable profit improvement of Keramag and an increase in deferred taxes. Cash payments of tax were EUR14.7 million (EUR5.8 million January 1 -June
7, 2001 and EUR4.3 million June 8 - December 31, 2001)

CAPITAL EXPENDITURE

Our industrial capital expenditure in 2002 was EUR36.1 million (EUR50.8 million), or 3.7% (5.1%) of net sales. This reflects our stringent policy of focusing our capital spending, other than the normal maintenance investments, on selected strategically vital targets only. In addition, we have booked as capital expenditure EUR23.8 million of expenses arising from the refinancing of the junior Credit Facility by the High Yield Senior Notes in May 2002.

PERSONNEL

At the end of 2002 Sanitec employed 8,299 (8,546) persons, which is a 247 person reduction. The largest headcount reductions resulted from plant closings in Germany and the UK which were partially offset by an addition of personnel in our plants in low cost regions.

SELECTED FINANCIAL DATA

                                                            PREDECESSOR                               SUCCESSOR
                                    ---------------------------------------------------  ---------------------------------
                                                                                                                    pro
                                                                                                                  forma(1)
                                                                                                                    POOL
                                                                                                                  ACQUISI-
                                                            SANITEC OYJ                     POOL        SANITEC     TION
                                                                                         ACQUISITION    INTERNA-   NETHER-
                                                                                         NETHERLANDS     TIONAL     LANDS
                                                                                            B.V.          S.A.       B.V.
---------------------------------------------------------------------------------------  ---------------------------------
                                                                                 PERIOD    PERIOD
                                                  YEAR ENDED DECEMBER 31           FROM      FROM          YEAR
                                                                                JANUARY  JUNE 8 -    YEAR ENDED      ENDED
                                                                                    1 -  DECEMBER      DECEMBER   DECEMBER
                                                                                JUNE 7,       31,           31,        31,
(IN MILLIONS OF EURO, EXCEPT RATIOS)        1998         1999       2000          2001      2001          2002       2001
==========================================================================================================================

STATEMENT OF OPERATIONS DATA:
   Net sales                                570.8        630.0      877.3         446.9     547.6         985.4      994.5
   Other operating income                     2.5          4.7        6.6           3.1       8.6           7.5       11.7
   Operating Expenses:
   Costs of products sold-
     materials and consumable'            (167.5)      (194.9)    (265.0)       (130.3)   (176.4)       (308.8)    (306.7)
   Personnel                              (154.0)      (167.5)    (268.6)       (137.8)   (166.4)       (299.5)    (304.2)
   Outside services                        (62.6)       (63.7)     (80.6)        (42.0)    (52.3)        (94.6)     (94.3)
   Depreciation and amortization           (34.3)       (34.4)     (50.5)        (25.7)    (51.0)        (95.5)     (92.1)
   Other operating expenses                (74.5)       (92.8)    (139.7)        (83.8)    (71.6)       (142.4)    (155.4)
--------------------------------------------------------------------------------------------------------------------------
Operating profit                             80.4         81.4       79.5          30.4      38.5          52.1       53.5
   Other income and (expenses):
   Equity in income (loss) of associated
   companies                                (3.0)        (0.8)      (3.8)         (0.5)       0.8           0.5        0.3
   Other income and expenses, net          (11.8)        (9.3)     (11.4)         (6.7)    (40.8)       (100.4)     (83.2)
--------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes
     and minority interests                  65.6         71.3       64.3          23.2     (1.5)        (47.8)     (29.4)
   Income taxes                            (26.5)       (26.6)     (24.9)         (8.5)    (13.2)        (26.4)     (21.5)
   Minority interests                       (1.4)        (1.3)      (0.2)           0.0     (0.2)           0.6      (0.2)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items     37.7         43.4       39.2          14.7    (14.9)        (74.8)     (51.1)

   Extraordinary items                      (0.7)            -          -         (1.4)     (2.3)             -          -
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                            37.0         43.4       39.2          13.3    (17.2)        (74.8)          -
--------------------------------------------------------------------------------------------------------------------------

CASH FLOW INFORMATION:
   Cash flow from operating activities       58.7         77.8       47.5           9.3      65.0          39.1          -
   Cash flow from investing activities     (65.9)      (151.2)     (12.0)       (159.0)   (955.6)        (58.3)          -
   Cash flow from financing activities      (4.9)         76.0     (48.6)         152.9     958.6        (14.1)          -
   Capital expenditures                      33.9         26.3       44.7          22.0      28.8          63.7          -
   Cash interest expenses(2)                 13.8         10.0       14.2           8.9      28.8          68.5          -
BALANCE SHEET DATA:
   Cash and cash equivalents                 27.8         30.8       17.7          21.1      68.0          34.6          -
   Intangible assets                         68.3        132.3      140.7         196.0     801.2         766.6          -
   Total assets                             503.0        811.0      780.6         995.0   1,590.9       1,501.0          -
   Total indebtedness                       250.4        403.8      343.4         550.1   1,356.2       1,363.0          -
   Total indebtedness, excluding PIK and
     shareholder loans                      251.9        407.7      343.4         550.1     984.0         958.0          -
   Total net debt(3)                         93.5        193.1      156.4         324.5     696.8         716.0          -
   Total shareholders' equity               210.1        339.5      366.9         375.4     131.9          40.7          -
   Total PIK and shareholder loans              -            -          -             -     372.2         405.0          -

OTHER INFORMATION:
   Operating profit                          80.4         81.4       79.5          30.4      38.5          52.1       53.5
   Depreciation and amortization             34.3         34.4       50.5          25.7      51.0          95.5       92.1
--------------------------------------------------------------------------------------------------------------------------
   EBITDA(4)                                114.7        115.8      130.0          56.1      89.5         147.6      145.6
   Ratio of earnings to fixed charges(5)     4.7x         6.5x       4.6x          3.1x      1.0x        (48.3)     (29.7)
   Ratio of EBITDA to cash interest
     expenses                                8.3x        11.6x       9.2x          6.3x      3.1x          2.2x       2.6x
   Ratio of total net debt to EBITDA         0.8x         1.7x       1.2x             -         -          4.9x          -

Personnel, end of period                    5,557        8,399      8,111         9,135     8,546         8,299      8,546
==========================================================================================================================

(1) Calculated on a pro forma basis to present financial information of Sanitec International on a consolidated basis, for the period January 1 through December 31, 2001.
(2) We define cash interest expenses as interest expenses less accrued interest related to the PIK loan and the shareholder loan.
(3) We define total net debt as total long-term debts including current installments and current debt less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.
(4) We have presented EBITDA in order to allow for greater comparability between periods as well as an indication of our result on an on-going basis. Due to a considerable increase in the amortization of goodwill under Finnish GAAP starting as of June 8, 2001 and a substantial amount of non-cash depreciation and amortization, we believe EBITDA allows additional understanding of our operational performance. We define EBITDA as earnings before interest, taxes, depreciation and amortization.
(5) Ratio of earnings to fixed charges is computed by dividing our income before income tax expenses, minority interests, equity method earnings (losses) and fixed charges by our fixed charges, all under Finnish GAAP. Our fixed charges consist of interest expensed and capitalized, amortization of capitalized interests and amortization of deferred financing costs plus one-third of rental expenses which we estimate to be the portion attributable to interest. For the year ended December 31, 2001, on a pro forma basis and for the year ended December 31, 2002, the ratio of earnings to fixed charges was less than 1.0x. Sanitec International would have been required to generate additional earnings of EUR29.7 million and EUR48.3 million, respectively, to be able to cover its fixed charges during the period. For the periods that the ratio of earnings to fixed charges was less than 1.0x, the difference between earnings and fixed charges is indicated.

RESULTS OF OPERATIONS

The following table shows, for the periods indicated, financial information derived from our consolidated historical financial statements and proforma financial statements of the Successor for the period of January 1 to December 31, 2001.

                                                            PREDECESSOR                          SUCCESSOR
                                                 -----------------------------  ----------------------------------------------
                                                                                                                   pro forma
                                                                                     POOL                            POOL
                                                            SANITEC OYJ           ACQUISITION      SANITEC       ACQUISITION
                                                                                  NETHERLANDS   INTERNATIONAL    NETHERLANDS
                                                                                      B.V.            S.A.            B.V.
                                                 -----------------------------  ----------------------------------------------
                                                    JANUARY 1 -    JANUARY 1 -      JUNE 8 -       JANUARY 1 -    JANUARY 1 -
                                                   DECEMBER 31,      JUNE 7,      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                       2000           2001            2001            2002            2001
                                                 EUR   % OF   EUR   % OF   EUR   % OF   EUR   % OF   EUR   % OF
                                                     IN    NET       IN    NET       IN    NET       IN    NET       IN    NET
(AMOUNTS IN MILLIONS OF EURO)                   MILLION  SALES  MILLION  SALES  MILLION  SALES  MILLION  SALES  MILLION  SALES
==============================================================================================================================
Net sales:
   Bathroom ceramics                              524.9    59.8   278.5   62.3    332.0   60.6    619.7   62.9    610.5   61.4
   Bath and shower products                       264.3    30.1   132.0   29.5    162.9   29.7    293.6   29.8    294.9   29.7
   Evac                                            88.1    10.0    36.4    8.1     52.7    9.7     72.1    7.3     89.1    9.0
------------------------------------------------------------------------------------------------------------------------------
   Total                                          877.3   100.0   446.9  100.0    547.6  100.0    985.4  100.0    994.5  100.0

Operating expenses:
   Cost of products sold - materials
   and consumables                              (265.0)  (30.2) (130.3) (29.2)  (176.4) (32.2)  (308.8) (31.3)  (306.7) (30.8)
   Personnel                                    (268.6)  (30.6) (137.8) (30.8)  (166.4) (30.4)  (299.5) (30.4)  (304.2) (30.6)
   Outside services                              (80.6)   (9.2)  (42.0)  (9.4)   (52.3)  (9.6)   (94.6)  (9.6)   (94.3)  (9.5)
   Depreciation and amortization                 (50.5)   (5.8)  (25.7)  (5.8)   (51.0)  (9.3)   (95.5)  (9.7)   (92.1)  (9.3)
   Other operating income and
   expenses, net                                (133.1)  (15.2)  (80.7) (18.1)  (63.0) (11.5)  (134.9) (13.7)  (143.7) (14.4)
------------------------------------------------------------------------------------------------------------------------------
   Total                                        (797.8)  (90.9) (416.5) (93.3)  (509.1) (93.0)  (933.3) (94.7)  (941.0) (94.6)

Operating profit:
   Bathroom ceramics                               50.6     9.6    18.5    6.6     17.4    5.2     35.0    5.6        -      -
   Bath and shower products                        22.2     8.4     9.7    7.3     14.8    9.1     15.0    5.1        -      -
   Evac                                             6.7     7.6     2.2    6.0      6.3   12.0      2.1    2.9        -      -
------------------------------------------------------------------------------------------------------------------------------
   Total                                           79.5     9.1    30.4    6.8     38.5    7.0     52.1    5.3     53.5    5.4

Other income and expenses, net                   (11.4)   (1.3)   (6.7)  (1.5)   (40.8)  (7.5)  (100.4) (10.2)   (83.2)  (8.4)
Income taxes                                     (24.9)   (2.8)   (8.5)  (1.9)   (13.2)  (2.4)   (26.4)  (2.7)   (21.5)  (2.2)
Income (loss) before extraordinary items           39.2     4.5    14.7    3.3   (14.9)  (2.7)   (74.8)  (7.6)   (51.1)  (5.1)
Extraordinary items                                   -       -   (1.4)  (0.3)    (2.3)  (0.4)        -      -        -      -

Net income (loss)                                  39.2     4.5    13.3    3.0   (17.2)  (3.1)   (74.8)  (7.6)

Other financial information:

EBITDA(1)
   Bathroom ceramics                               90,7    17,3    37,6   13,5     54,8   16,5     99,7   16,1     92,4   15,1
   Bath and shower products                        30,4    11,5    15,3   11,6     26,1   16,0     43,1   14,7     41,4   14,0
   Evac                                             8,9    10,1     3,2    8,8      8,6   16,3      4,8    6,7     11,8   13,2
------------------------------------------------------------------------------------------------------------------------------
   Total                                          130,0    14,8    56,1   12,6     89,5   16,3    147,6   15,0    145,6   14,6

Personnel by business segment
   Bathroom products
     (Bath and Showers +
     Bathroom Ceramics)                           7,790           8,813           8,243           8,017           8,243
   Evac                                             321             322             303             282             303
------------------------------------------------------------------------------------------------------------------------------
   Total                                          8,111           9,135           8,546           8,299           8,546
==============================================================================================================================

(1) See note (4) under "Selected Historical Financial Information" for the definition of EBITDA and method of calculating EBITDA

NET SALES AND OPERATING PROFIT BY QUARTER AND BY BUSINESS SEGMENT

                            PREDECESSOR                             SUCCESSOR
                   ----------------------------  -----------------------------------------------------
                                                      POOL ACQUISITION          POOL ACQUISITION
                            SANITEC OYJ                 HELSINKI OY             NETHERLANDS B.V.
                   ----------------------------  ------------------------  ---------------------------
(AMOUNT IN         (unaudited)      (unaudited)  (unaudited)  (unaudited)   (unaudited)   (unaudited)
MILLIONS OF EURO)  Period from      Period from  Period from  Period from   Period from   Period from
                    January 1-  April 1-June 7,  June 8-June      July 1-    October 1-    January 1-
                     March 31,             2001     30, 2001    September  December 31,     March 31,
                          2001                                   30, 2001          2001          2002
======================================================================================================
NET SALES                258.1            188.8         70.8        232.5         244.4         251.5
    Other operating        1.3              1.8          1.9          0.9           5.8           0.9
    income
    Operating           (76.0)           (54.3)       (20.4)       (78.3)        (77.8)        (77.9)
    expenses; Cost of
    products sold
    materials and
    consumables
    Personnel           (79.5)           (58.3)       (20.2)       (70.5)        (75.7)        (78.8)
    Outside services    (23.9)           (18.1)        (6.7)       (23.2)        (22.4)        (24.0)
    Depreciation and    (11.2)            (8.2)        (2.7)       (10.8)        (12.3)        (11.1)
    writedowns
    Amortizations of     (3.6)            (2.7)        (2.8)        (8.5)        (13.9)        (11.1)
    goodwill
    Other operating     (43.0)           (40.8)       (12.2)       (28.0)        (31.6)        (37.2)
    expenses
------------------------------------------------------------------------------------------------------
                          22.1              8.3          7.7         14.2          16.6          12.3
OPERATING PROFIT


Net Sales:
    Bathroom             161.5            117.0         44.3        142.0         145.8         159.5
    ceramics
    Bath and Shower       75.1             56.9         20.8         67.4          74.7          74.0
    Products
    Evac                  21.5             14.9          5.7         23.1          23.9          17.9
------------------------------------------------------------------------------------------------------
Total net sales          258.1            188.8         70.8        232.5         244.4         251.5

EBITDA
    Ceramics              23.8             13.8         7.8         19.6          27.4          23.4
    Bath and showers      10.5              4.8         4.4          9.7          12.0           9.6
    Evac                   2.6              0.6         1.0          4.2           3.4           1.5
------------------------------------------------------------------------------------------------------
Total EBITDA              36.9             19.2        13.2         33.5          42.8          34.5
======================================================================================================

                                                        SUCCESSOR
                        -----------------------------------------------------------------------
                                                                    pro forma(1)
                                                                       POOL          SANITEC
                                                                    AQUISITION       INTERNA-
                                                                    NETHERLANDS      TIONALS
                                SANITEC INTERNATIONAL S.A.              B.V            S.A.
                        ------------------------------------------ ------------- --------------
(AMOUNT IN                                (unaudited)   (unaudted)   (unaudited)   (unaudited)
MILLIONS OF EURO)        (unaudited)     Period from  Period from   Period from   Period from
                         Period from         July 1-  October  1-    January 1-    January 1-
                        April 1-June       September     December  December 31,  December 31,
                            30, 2002        30, 2002     31, 2002          2001          2002
===============================================================================================
NET SALES                      257.1        236.9           239.9         994.5         985.4
    Other operating              2.7          0.9             3.0          11.7           7.5
    income
    Operating                 (79.2)       (78.3)          (73.4)       (306.7)       (308.8)
    expenses; Cost of
    products sold
    materials and
    consumables
    Personnel                 (79.0)       (68.3)          (73.5)       (304.2)       (299.5)
    Outside services          (25.1)       (22.5)          (23.0)        (94.3)        (94.6)
    Depreciation and          (16.8)       (11.0)          (12.5)        (45.2)        (51.4)
    writedowns
    Amortizations of          (11.2)       (11.3)          (10.5)        (46.9)        (44.1)
    goodwill
    Other operating           (37.4)       (33.3)          (34.5)       (155.4)       (142.2)
    expenses
-----------------------------------------------------------------------------------------------
                                11.1        13.2            15.5          53.5          52.1
OPERATING PROFIT


Net Sales:
    Bathroom                   160.7       149.5           150.0         610.5         619.7
    ceramics
    Bath and Shower             79.0        69.5            71.1         294.9         293.6
    Products
    Evac                        17.5        17.9            18.8          89.1          72.1
-----------------------------------------------------------------------------------------------
Total net sales                257.1       236.9           239.9         994.5         985.4

EBITDA
    Ceramics                   25.7        25.2            25.4          92.4           99.7
    Bath and showers           12.5         9.0            12.0          41.4           43.1
    Evac                        0.9         1.3             1.1          11.8            4.8
-----------------------------------------------------------------------------------------------
Total EBITDA                   39.1        35.5            38.5         145.6          147.6
===============================================================================================

(1) Proforma presents the financial statements of the successor from the period of January 1 to December 21, 2001.

NET INDEBTEDNESS

(AMOUNTS IN MILLIONS OF EURO)
---------------------------------------------------------------------------------------------------------------------------
                                                           Q4/2001      Q1/2002      Q2/2002         Q3/2002        Q4/2002
Total debt (including shareholder loan and PIK loan)       1,137.0      1,141.7      1,146.7         1,139.3        1,155.6
Cash and bank balances (-)                                    68.0         51.6         29.3            54.0           34.6
Shareholder loan (-)                                         312.2        312.2        312.0           312.0          334.3
PIK loan (-)                                                  60.0         60.0         66.7            66.7           70.7
---------------------------------------------------------------------------------------------------------------------------
Total net debt (1)                                           696.8        717.9        738.7           706.6          716.0
Interest bearing receivables / short-term (-)                  5.8          6.0          6.3             6.0            5.9
Interest bearing receivables / long-term (-)                   8.7          9.1          9.0             9.1            9.0
---------------------------------------------------------------------------------------------------------------------------
Net indebtedness (excluding shareholder loan and PIK loan)   682.2       702.7        723.4           691.5          701.1
---------------------------------------------------------------------------------------------------------------------------
Shareholder loan (+)                                         312.2        312.2        312.0           312.0          334.3
PIK loan (+)                                                  60.0         60.0         66.7            66.7           70.7
---------------------------------------------------------------------------------------------------------------------------
Net indebtedness (incl. shareholder loan and PIK loan)     1,054.4      1,074.9      1,102.1         1,070.2        1,106.1
===========================================================================================================================

(1) We define total net debt as the total of Long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

(AMOUNTS IN MILLIONS OF EURO)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    CHANGE   SANITEC INTERNATIONAL S.A.
-----------------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) SEPTEMBER 2002                                            1,070.2
CHANGE OF NET INDEBTEDNESS
   Increase of interest bearing debt                                                  16.3
   Decrease of interest bearing loan receivable                                        0.2
   Decrease in cash and cash equivalents                                              19.4
Increase of net indebtedness September-December 2002                                                               35.9
-----------------------------------------------------------------------------------------------------------------------
NET INDEBTEDNESS (INCL. SHAREHOLDER LOAN AND PIK) DECEMBER 2002                                                 1,106.1
-----------------------------------------------------------------------------------------------------------------------
USES/SOURCES                                                                                                       35.9
-----------------------------------------------------------------------------------------------------------------------
USES/SOURCES NON-CASH EFFECTIVE
   Capitalized interest on PIK and Shareholder loans                                (26.3)
   Exchange variance of Senior credit facility                                         2.2                      (24.1)

USES/SOURCES CASH EFFECTIVE
   Cash flow from operating activities                                               (3.2)
   Cash flow from investing activities                                              (12.0)
   Other variances                                                                     3.4                       (11.8)
-----------------------------------------------------------------------------------------------------------------------
INCREASE OF NET INDEBTEDNESS SEPTEMBER-DECEMBER 2002                                                             (35.9)
=======================================================================================================================

                              Net Sales by Country
                                      2002

                                [Graphic Omitted]



                              Currency Distribution
                               Invoiced Sales 2002

                                [Graphic Omitted]



                           EBITDA by Business Segment
                                      2002

                                [Graphic Omitted]



                               Net Sales by Region
                                      2002

                                [Graphic Omitted]



                              Currency Distribution
                              Operating Costs 2002

                                [Graphic Omitted]



                              Personnel by Country
                                      2002

                                [Graphic Omitted]

                          NET SALES BY BUSINESS SEGMENT
                                   1998 - 2002

                                [Graphic Omitted]



                                     EBITDA
                                   1998 - 2002

                                [Graphic Omitted]



                              NET SALES BY QUARTER
                                   2001 - 2002

                                [Graphic Omitted]



                                    PERSONNEL
                                   1998 - 2002

                                [Graphic Omitted]

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           POOL
                                                        ACQUISITION
                                                        NETHERLANDS
                                                           B.V.                     SANITEC INTERNATIONAL S.A.(1)
                                                       -----------------  -----------------------------------------------------
                                                          (unaudited)        (unaudited)        (unaudited)         Period from
                                                                                                Period from
                                                          Period from        Period from        January 1 -
                                                          January 1 -        January 1 -      September 30,         January 1 -
(AMOUNTS IN MILLIONS OF EURO)                            March 31, 2002      June 30, 2002               2002   December 31, 2002
===============================================================================================================================
 NET SALES                                                251.5                 508.6          745.5                     985.4
 Other operating income                                     0.9                   3.6            4.5                       7.5
 Operating expenses:
    Cost of products sold - materials and                (77.9)               (157.1)        (235.4)                   (308.8)
    consumables
    Personnel                                            (78.8)               (157.8)        (226.0)                   (299.5)
    Outside services                                     (24.0)                (49.1)         (71.6)                    (94.6)
    Depreciation and writedowns                          (11.1)                (27.8)         (38.8)                    (51.4)
    Amortization of goodwill                             (11.1)                (22.3)         (33.6)                    (44.1)
    Other operating expenses                             (37.2)                (74.6)        (108.0)                   (142.4)
--------------------------------------------------------------------------------------------------------------------------------
 OPERATING PROFIT                                          12.3                  23.5           36.6                      52.1
 Other income (expenses):
 Equity in income (loss) of associated companies            0.1                   0.2            0.2                       0.5
 Other income and expenses, net                          (21.0)                (54.5)         (77.0)                   (100.4)
--------------------------------------------------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE INCOME TAXES AND                    (8.6)                (30.9)         (40.2)                    (47.8)
 MINORITY INTERESTS
 Income taxes                                             (5.6)                (13.6)         (18.5)                    (26.4)
 Minority interests                                       (0.2)                 (0.3)          (0.5)                     (0.6)
--------------------------------------------------------------------------------------------------------------------------------
 NET INCOME (LOSS)                                       (14.4)                (44.8)         (59.2)                    (74.8)
===============================================================================================================================
 EBITDA                                                    34.5                  73.6          109.0                     147.6

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

CONSOLIDATED BALANCE SHEETS

                                         POOL ACQUISITION NETHERLANDS B.V.                    SANITEC INTERNATIONAL S.A.(1)
                                         ---------------------------------      ----------------------------------------------------
                                                               (unaudited)      (unaudited)         (unaudited)
                                            At December 31,   At March 31,      At June 30,    At September 30,    At December 31,
 (AMOUNTS IN MILLIONS OF EURO)                     2001               2002             2002                2002               2002
====================================================================================================================================
 ASSETS
 Fixed assets and other long-term investments
 Intangible assets, net:
    Goodwill                                      769.6              760.2            751.7               746.3              721.5
    Other intangible assets                        31.6               30.5             43.1                44.6               45.1
------------------------------------------------------------------------------------------------------------------------------------
                                                  801.2              790.7            794.8               790.9              766.6
 Property, plant and equipment, net:
    Land                                           52.5               52.4             54.6                55.0               73.1
    Buildings                                      97.1               95.1             90.8                90.5              111.0
    Machinery and equipment                       104.7              102.8             96.9                94.9              100.9
    Other tangible assets                           6.7                6.7              6.5                 6.2                6.2
 Advances paid and construction in progress        15.8               16.3             18.7                20.3               11.2
------------------------------------------------------------------------------------------------------------------------------------
                                                  276.8              273.4            267.5               266.8              302.4
 Long-term investments and receivables:
    Investment securities                           1.0                1.0              1.1                 1.1                0.8
    Other receivables                               9.6               10.0              9.5                 9.6                9.2
------------------------------------------------------------------------------------------------------------------------------------
                                                   10.6               11.0             10.6                10.7               10.0
 Investments in associated companies               41.7               40.1             35.2                35.6               33.8
------------------------------------------------------------------------------------------------------------------------------------
 Total fixed assets and
    other long-term investments                 1,130.3            1,115.2          1,108.1             1,104.0            1,112.8
------------------------------------------------------------------------------------------------------------------------------------
 Current assets:
 Inventories:
    Finished goods                                 85.8               85.2             83.3                76.9               78.2
    Work in progress                               17.3               17.9             19.0                18.9               21.9
    Raw material                                   58.9               60.0             59.3                58.4               56.5
------------------------------------------------------------------------------------------------------------------------------------
                                                  162.0              163.1            161.6               154.3              156.6
 Trade accounts receivable                        161.1              182.5            189.2               176.7              154.5
 Loans receivable                                   6.4                6.4              7.1                 6.4                6.0
 Prepaid expenses and accrued income               41.4               40.4             29.9                26.7               22.1
 Deferred tax assets                                5.5                5.8              4.9                 4.7
 Other current assets                              16.2               13.9             13.7                13.3               14.4
 Cash and cash equivalents                         68.0               51.6             29.3                54.0               34.6
------------------------------------------------------------------------------------------------------------------------------------
                                                  298.6              300.7            274.1               281.9              231.6
 Total current assets                             460.6              463.9            435.7               436.2              388.2
 TOTAL ASSETS                                   1,590.9            1,579.1          1,543.8             1,540.2            1,501.0
====================================================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

CONSOLIDATED BALANCE SHEETS

                                         POOL ACQUISITION NETHERLANDS B.V.                  SANITEC INTERNATIONAL S.A.(1)
                                         ---------------------------------      ----------------------------------------------------
                                                               (unaudited)      (unaudited)         (unaudited)
                                            At December 31,   At March 31,      At June 30,    At September 30,    At December 31,
 (AMOUNTS IN MILLIONS OF EURO)                     2001               2002             2002                2002               2002
====================================================================================================================================
 SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
 Shareholders' Equity:
    Share capital                                      30.0           30.0             10.0                10.0               10.0
    Share premium funds                               120.0          120.0            140.1               140.1              140.1
    Other reserves                                      0.2          (0.3)            (8.4)               (6.5)              (9.6)
    Retained earnings (deficit)                       (1.1)         (17.3)           (23.9)              (24.6)             (25.0)
    Net income (loss) for the period                 (17.2)         (14.4)           (44.8)              (59.2)             (74.8)
------------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity                           131.9          118.0             73.0                59.7               40.7

 Minority interests                                     3.8            4.0              2.9                 3.1                3.2

 Provisions                                            99.0           97.9             98.8                96.0               94.1

 Non-current liabilities:
    Long term debt, excluding current
    installments                                      731.9          734.7            732.9               733.2              719.6
    Shareholder loans and subordinated loans          372.2          372.2            378.7               378.7              405.0
    Deferred tax liabilities                              -              -                -                   -                7.9
------------------------------------------------------------------------------------------------------------------------------------
                                                    1,104.1        1,106.9          1,111.5             1,111.9            1,132.5
 Current liabilities:
    Current debt                                       14.8           19.5             13.0                 3.6                4.9
    Current installments of long-term debt             18.1           15.4             22.2                23.7               26.1
    Trade accounts payable                             91.1           86.9             93.0                83.9               92.5
    Accrued expenses and deferred income              108.4          111.7            115.2               143.2               94.6
    Other current liabilities                          19.7           18.8             14.2                15.1               12.4
------------------------------------------------------------------------------------------------------------------------------------
                                                      252.1          252.3            257.6               269.5              230.5

 TOTAL LIABILITIES                                  1,356.2        1,359.2          1,369.2             1,381.4            1,363.0

 SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES         1,590.9        1,579.1          1,543.8             1,540.2            1,501.0
====================================================================================================================================

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     POOL
                                                 ACQUISITION
                                                 NETHERLANDS
                                                     B.V.            SANITEC INTERNATIONAL S.A.
                                                 -----------  -----------------------------------------
                                                 (unaudited)  (unaudited)   (unaudited)   (unaudited)
                                                 Period from  Period from   Period from   Period from
                                                  January 1-     April 1-       July 1-    October 1-
                                                   March 31,     June 30,  September 30  December 31,
(AMOUNTS IN MILLIONS OF EURO)                           2002         2002          2002          2002
=======================================================================================================
Cash flow from operating activities:
Operating profit                                        12.3         11.1          13.2          15.5
Intangibles, property, plant and equipment, net
    Depreciation, amortization and write-down           22.1         28.0          22.3          23.1
    Selling profit / loss of fixed assets                0.0        (0.2)         (0.1)           0.8
-------------------------------------------------------------------------------------------------------
Cash flow before working capital
    changes                                             34.5         38.9          35.3          39.4
Changes in working capital
    Current assets, non-interest bearing,
    (increase) /decrease                              (15.2)       (12.4)          15.8          12.9
    Inventories, (increase) / decrease                 (0.9)        (1.9)           7.7         (3.4)
    Current liabilities, non-interest bearing,
    increase/ decrease                                  16.7          6.5        (15.4)          10.4
-------------------------------------------------------------------------------------------------------
                                                      (32.7)        (7.9)           8.0         (0.9)
Cash flow from operating activities before
financial items and taxes                                1.7         31.0          43.4          38.5
Interest expenses paid                                (11.3)       (19.1)         (5.5)        (30.5)
Interest income received                                 1.6          1.0           1.0           0.7
Other financial income received and paid                 3.2          2.6           3.9         (8.3)
Income taxes Paid                                        6.9        (1.8)         (2.4)         (3.6)
-------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)               (11.7)         13.7          40.3         (3.2)


CASH FLOW FROM INVESTING ACTIVITIES:
Acquisitions                                               -            -             -             -
Investments in shares                                      -            -             -             -
Investments in other tangible and
    intangible assets                                  (7.7)       (32.1)         (9.8)        (14.1)
Proceeds from sale of tangible and
    intangible assets                                    2.3          0.9           0.1           2.1
-------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)                (5.4)       (31.1)         (9.7)        (12.0)
Cash flow from financing activities:
Issuance of share capital                                  -            -             -             -
Issue premium                                              -            -             -             -
Loans receivable, (increase) / decrease                (0.6)          0.3           0.0         (0.1)
Current loans increase / (decrease)                    (1.4)        (4.6)         (9.4)           5.7
New long term loans                                      2.9        277.3         (0.0)           0.0
Amortization of long term loans                          0.0      (276.3)           0.0         (7.6)
Dividends paid                                           0.0        (1.2)           0.0           0.0
Other changes, including exchange
    rate chances                                       (0.3)        (0.3)           3.5         (2.1)
-------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                  0.7        (4.8)         (5.9)         (4.1)


CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE /DECREASE                                    (16.4)      (22.2)           24.7        (19.3)
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the
    beginning of period                                 68.0        51.6           29.3          54.0
Cash and cash equivalents at the end of
    period                                              51.6        29.3           54.0          34.6
-------------------------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                  68.0        51.6           29.3          54.0
Foreign exchange adjustment                              0.0         0.0            0.0           0.1
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the
beginning of period                                     68.0        51.6           29.3          53.9
Change in cash and equivalents                        (16.4)      (22.2)           24.7        (19.3)
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of
period                                                  51.6        29.3           54.0          34.6
=======================================================================================================

                                                       SANITEC INTERNATIONAL S.A.
                                                ----------------------------------------
                                                (unaudited)    (unaudited)
                                                Period from    Period from   Period from
                                                 January 1-     January 1-    Janaury 1-
                                                   June 30,  September 30,  December 31,
                                                       2002           2002          2002
                                                ========================================
Cash flow from operating activities:
Operating profit                                       23.5           36.6          52.1
Intangibles, property, plant and equipment, net
    Depreciation, amortization and write-down          50.1           72.4          95.5
    Selling profit / loss of fixed assets             (0.2)          (0.3)           0.5
----------------------------------------------------------------------------------------
Cash flow before working capital
    changes                                            73.4          108.7         148.1
Changes in working capital
    Current assets, non-interest bearing,
    (increase) /decrease                              (27.7)         (11.9)          1.0
    Inventories, (increase) / decrease                 (2.8)            4.9          1.5
    Current liabilities, non-interest bearing,
    increase/ decrease                                  10.1         (25.6)       (36.0)
----------------------------------------------------------------------------------------
                                                      (40.6)         (32.6)       (33.5)
Cash flow from operating activities before
financial items and taxes                               32.8           76.1        114.6
Interest expenses paid                                (30.5)         (36.0)       (66.5)
Interest income received                                 2.6            3.6          4.3
Other financial income received and paid                 5.8            9.7          1.4
Income taxes Paid                                      (8.7)         (11.1)       (14.7)
----------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)                  2.0           42.3         39.1


CASH FLOW FROM INVESTING ACTIVITIES:
Acquisitions                                               -              -            -
Investments in shares                                      -              -            -
Investments in other tangible and
    intangible assets                                 (39.7)         (49.6)    (63.7)(1)
Proceeds from sale of tangible and
    intangible assets                                    3.2            3.3          5.4
----------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)               (36.5)         (46.3)       (58.3)
Cash flow from financing activities:
Issuance of share capital                                  -              -            -
Issue premium                                              -              -            -
Loans receivable, (increase) / decrease                (0.2)          (0.2)        (0.3)
Current loans increase / (decrease)                    (6.0)         (15.4)        (9.7)
New long term loans                                    280.2          280.2        280.2
Amortization of long term loans                      (276.3)        (276.3)      (283.9)
Dividends paid                                         (1.2)          (1.2)        (1.2)
Other changes, including exchange
    rate chances                                       (0.6)            2.9          0.8
----------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)                (4.1)         (10.0)       (14.1)


CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE /DECREASE                                    (38.7)           14.0       (33.3)
----------------------------------------------------------------------------------------
Cash and cash equivalents at the
    beginning of period                                 68.0           68.0         67.9
Cash and cash equivalents at the end of
    period                                              29.3           54.0         34.6
----------------------------------------------------------------------------------------
Reconciliation of cash and equivalents
As previously reported                                  68.0           68.0         68.0
Foreign exchange adjustment                              0.0            0.0          0.1
----------------------------------------------------------------------------------------
Cash and cash equivalents at the
beginning of period                                     68.0           68.0         67.9
Change in cash and equivalents                        (38.7)         (14.0)       (33.3)
----------------------------------------------------------------------------------------
Cash and cash equivalents at the end of
period                                                  29.3           54.0         34.6
========================================================================================

(1) EUR23.8 million relates to refinancing costs of junior loan into High Yield Senior Notes and other capitalized debt issuance costs. EUR3.8 million refers to the buy-out of Sanitec's minority shareholders.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) DESCRIPTION OF BUSINESS

Sanitec International S.A. (the "Group" and "Successor") is a multi-national group headquartered in Helsinki, Finland and Hamburg, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2002, net sales were distributed as follows: bathroom ceramics-63%, bath and shower products-30%, and vacuum sewage systems ("EVAC")-7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

B) BASIS OF PREPARATION

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Finland ("Finnish GAAP"). The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of Sanitec International S.A., a company registered in Luxembourg, and its wholly and over 50% owned subsidiaries, collectively the "Group". Sanitec International S.A. is a 100% owned subsidiary of Sanitec International AG, a company registered in Germany. Sanitec Oy, formerly Pool Acquisition Oy, has entered into a Service and Consultancy Agreement (the "Agreement"), effective March 28, 2002 with Sanitec International AG whereby Sanitec International AG will assist Sanitec Oy in developing a business strategy, implementing process improvements, and developing products and businesses. The CEO of Sanitec Oy, formerly Pool Acquisition Oy, is an employee of Sanitec International AG. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec Oy, formerly Pool Acquisition Oy. The Agreement expires on December 31, 2002 but shall be automatically renewed for a year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. Sanitec International AG is a 93.33% owned subsidiary of Pool Acquisition S.A., a company registered in Luxembourg. Pool Acquisition S.A. has no operating assets or income.

     Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by funds advised by BC Partners in order to acquire Sanitec Oyj. On June 7, 2001, Sanitec Oyj (the "Predecessor") was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On March 31, 2002 Sanitec Oyj was merged with Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy as of the same date.

     Sanitec International S.A. was incorporated on May 8, 2001 and was dormant until activated to issue the EUR260 million Senior Notes in May 2002. The shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A. as contribution in kind on April 3, 2002. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

     Sanitec International S.A. and Sanitec Oy, formerly Pool Acquisition Helsinki Oy, are members of the Group under common control of Pool Acquisition S.A., the parent company. The results of operations and cash flows attributable to Sanitec Oyj have been included in the consolidated financial statements of the Group from June 8, 2001.

     The acquisition of Sanitec Oyj was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec acquisition are included as a component of goodwill.

     The consolidated financial statements for the year ended December 31, 2000 and the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

     All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly-owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition.

     Investments in the common stock of associated companies, in which the Group owns between a 20% and 50% interest, including 50% owned joint ventures, are accounted for by the equity method.

     Minority interests are presented separately on the balance sheet. Results related to minority interests are presented on the income statement as a separate item, net of tax.

D) TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

The financial statements of the Group's subsidiaries are measured using the Euro as the functional currency. The assets and liabilities of the Group's operations are translated into Euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity, net of exchange rate differences arising on equity hedges of currency borrowings and forward contracts.

     Transactions denominated in non-Euro currencies are recorded at the exchange rate prevailing at the date of the transaction. At the end of the accounting period assets and liabilities denominated in non-Euro currencies are translated at the exchange rate prevailing at the balance sheet date. Gains and losses that arise from exchange rate fluctuations on transactions and assets and liabilities denominated in non-Euro currencies are included in the results of operations.

E) DERIVATIVE FINANCIAL INSTRUMENTS

The business operations of the Group give rise to certain exposure to risks related to interest rates and non-Euro currency. These risks are managed to minimize their impact on the Group's profitability and financial position.

     The Group considers its derivative financial instruments to be a hedge when certain criteria are met.

     For a non-Euro currency derivative instrument to qualify as a hedge, the instrument must be related to a non-Euro currency asset, liability, or commitment, or a portfolio of assets, liabilities and commitments, the characteristics of which have been identified; involve the same currency as the hedged item; and reduce the exposure to the risk of non-Euro currency exchange movements on the Group's operations.

     For an interest rate derivative instrument to qualify as a hedge, the instrument must be related to an asset or a liability, or to a portfolio of assets and liabilities; and must change the character of the interest rate by converting a variable rate to a fixed rate or by converting a fixed rate to a variable rate.

     The Group does not use derivative financial instruments for speculative purposes.

FORWARD EXCHANGE CONTRACTS AND CURRENCY SWAPS
Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of the contract is accrued as interest income and expense over the contract term.

INTEREST RATE SWAPS
Interest rate swaps that are designated as cash flow hedges of debt obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

INTEREST RATE AND FOREIGN CURRENCY OPTIONS
Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Option premiums are recorded as either an asset or a liability and amortized over the life of the option.

F) REVENUE RECOGNITION

The Group recognizes revenue from product sales upon shipment, when the customer takes ownership and when the customer assumes the risk of loss. Generally, revenue is recognized based on the shipping terms at either the shipping point, if the terms are free on board (F.O.B.) shipping point, or upon delivery, if the terms are F.O.B. destination point. The majority of the Group's sales are F.O.B. shipping point. There is no deferred income recorded for the Predecessor as of December 31, 2000 or June 7, 2001 or the Group as of December 31, 2001 or December 31, 2002.

     Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates, sales returns and allowances and original warranties in the period the sale is reported based on its experience.

G) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2000, cash equivalents held by the Predecessor, amounting to EUR1.3 million, were restricted for use by the Group due to the liquidation of a subsidiary. As of December 31, 2001, the Group held cash equivalents of EUR22.9 million which are restricted to acquisition related payments. As of December 31, 2002 no restrictions were related to Cash and cash equivalents.

H) ACCOUNTS RECEIVABLE

Accounts receivable are recorded at historical cost, less a provision for doubtful accounts. Management considers current information and events regarding the debtors' ability to repay their obligations, and makes a provision against amounts due when it is probable that the full amount will not be collected. Changes in the level of provision are recorded as bad debt expense.

I) IMPAIRMENT OF NON-CURRENT ASSETS

Impairment of goodwill, property, plant and equipment and other non-current assets is recognized if the estimated future revenue generated by the non-current asset is expected to be permanently lower than the historical cost, net of depreciation. The amount of impairment is calculated as the difference between the estimated future revenue generated and the historical cost, net of depreciation and recorded as an expense. Non-current assets may be revalued upwards to recover amounts previously recorded as impairment.

J) INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for finished goods and the average cost method for raw materials. Cost includes direct manufacturing, labor and materials, variable overhead and full absorption of manufacturing overhead. Costs associated with assets produced for internal use are capitalized and depreciated over their estimated useful lives.

K) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, which represents the excess of purchase price over the fair value of certain net assets acquired, is amortized on a straight-line basis over the periods expected to benefit, generally 20 years. Other intangible assets include patents and license rights, computer software, leasehold improvements and are amortized over 3 to 10 years.

     Internally developed intangible assets are generally expensed when incurred, while intangible assets acquired from others are capitalized. For non-material intangible assets acquired from others it is allowed to expense the costs when incurred.

Costs attributable to development of computer software are either capitalized or expensed when incurred using the following principles:

o Costs incurred during the preliminary planning and evaluation phase are expensed when incurred

o Costs incurred during the application development stage are capitalized and amortized over the useful economic life of the asset

o Costs incurred after the completion of the application development stage and those incurred during the operation stage are expensed when incurred

     For non-material software development costs incurred during the application development stage are allowed to be expensed when incurred.

L) DEBT ISSUANCE COSTS

Costs related to the issuance of debt are capitalized under other intangible assets and amortized generally on a straight-line basis over the lives of the related debt.

M) FIXED ASSETS AND DEPRECIATION

Property, plant and equipment is stated at cost less accumulated depreciation. Interest expense related to major investment projects in Poland has been capitalized.

     Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets according to plan as follows:

                    Buildings                             20-30 years
                    Machinery and equipment               3-15 years

N) INVESTMENTS IN MARKETABLE SECURITIES

Investment securities held as short-term investments are recorded at the lower of cost or market value. Investments, which are considered long-term, are recorded at the lower of cost or market value, if the value adjustment is considered permanent.

O) OTHER CURRENT ASSETS

Other current assets consist of prepayments of insurance premiums, income and other taxes, rental payments and other financial items such as interest income receivable.

P) RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development costs amounted to EUR16.6 million for the year ended December 31, 2000, EUR9.3 million and EUR11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR19.8 million for the year ended December 31, 2002.

Q) WARRANTY COSTS

The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue the estimated cost of warranty coverage at the date the sale is recorded. The estimated liability is included as a current liability. Changes in the warranty liability, are charged against earnings for the period.

R) LEASING

The Group leases certain property and equipment under various operating and capital lease arrangements. Leases are classified and accounted for as capital leases if substantially all the benefits of ownership have been transferred to the lessee. Significant financial leasing items are capitalized as fixed assets.

S) INCOME TAXES

Income taxes consist of current and deferred taxes. Current taxes include taxes of consolidated subsidiaries for the year calculated in accordance with local regulations, as well as adjustments to prior year tax accruals and deferred taxes.

Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

T) STOCK-BASED COMPENSATION

The Group does not account for stock-based compensation, as it is not required under Finnish GAAP.

U) PENSION ARRANGEMENTS

Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded in amounts determined by the insurance institutions according to certain prescribed actuarial assumptions and other rulings pursuant to the Finnish Employees' Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with the local regulations and practice. Changes in uncovered pension obligations are recorded as an expense in the income statement and the related pension liability is included as a provision in the balance sheet.

V) OTHER OPERATING INCOME AND EXPENSES

Other operating income includes income from outside ordinary business activities, such as rental income and gains from the sale of fixed assets and other long-term investments.

     Other operating expenses include expenses not directly related to production, such as expenses for marketing efforts, research and development, and other expenses related to general administration. Additionally, losses from the disposition of fixed assets and other long-term investments are included within other operating expenses.

W) PROVISIONS

Provisions in the balance sheet include those items, which the Group is obliged to pay, future realization is probable, and the amount can reasonably be estimated. Provisions include uncovered pension liabilities and restructuring expenses. Changes to provisions, excluding restructuring provisions that are a component of goodwill, are included in the income statement.

X) EXTRAORDINARY INCOME AND EXPENSES

Extraordinary income and expenses are presented on a gross basis and include items, which are outside of the ordinary activities of the Group, such as items arising from divestments of operations.

Y) APPROPRIATIONS

Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity is not distributable in the Predecessor according to the Finnish Companies Act.

Z) DIVIDENDS

Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001 and the year 2002 and does not anticipate doing so in the near future.

AA) CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows is prepared in accordance with Finnish GAAP using International Accounting Standards (IAS) No. 7, "Cash Flow Statements", as amended.

SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

                                                                                  % of
Sanitec International S.A. December 31, 2002                          shares and votes
--------------------------------------------------------------------------------------

SUBSIDIARIES
Sanitec Oy                                                 Finland               100.0
Pool Sub-Financing Helsinki Oy                             Finland               100.0
Pool Financing Helsinki Oy                                 Finland               100.0
Ido Bathroom Ltd.                                          Finland               100.0
Ido Baderom A/S                                             Norway               100.0
Porsgrund Oy                                               Finland               100.0
Ido Badrum AB                                               Sweden               100.0
Porsgrund Bad A/S                                           Norway               100.0
Ifo SanitarAB                                               Sweden               100.0
Fastighets AB Pressarna                                     Sweden               100.0
Ifo SanitarA/S                                              Norway               100.0
Scandi-aqualine A/S                                        Denmark               100.0
Ifo Sanitar Eesti AS                                       Estonia               100.0
Allia International S.A.S.                                  France               100.0
Allia S.A.S.                                                France               100.0
Polyroc S.A.S.                                              France               100.0
Omnium de Distribution Sanitaires S.A.S.                    France               100.0
Omnium de Distribution Sanitaires Sp. z o.o.                Poland               100.0
Murena S.A.S.                                               France               100.0
Leda S.A.S.                                                 France               100.0
Leda Production S.A.S.                                      France               100.0
Koralle S.a.r.l.                                            France               100.0
Produits Ceramiques de Touraine S.A.                        France               100.0
S.N.B. Manufacture S.A.R.L.                                 France               100.0
Koninklijke Sphinx B.V.                            The Netherlands               100.0
Sanitair Techniek Rosmalen B.V.                    The Netherlands               100.0
Warneton Industrie S.A.                                    Belgium               100.0
Sanker Spol. S.r.o.                                       Slovakia               100.0
ODS Panda Sp. z o.o.                                        Poland               100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o.                       Poland                80.4
Deutsche Sphinx Beteiligungen GmbH                         Germany               100.0
Sphinx International B.V.                          The Netherlands               100.0
Baduscho Dusch- and Badeeinrichtungen
Produktions- und Vertriebsgesellschaft m.b.H.              Austria               100.0
Bekon Koralle AG                                       Switzerland               100.0
Koralle Sp. z o.o.                                          Poland               100.0
Sphinx Bathrooms Belgium N.V.                              Belgium               100.0
Sphinx Bathrooms Ltd.                                Great Britain               100.0
Koralle International GmbH                                 Germany                94.8
Deutsche Sphinx Sanitar GmbH                               Germany                98.0
Koralle Sanitarprodukte GmbH                               Germany                98.0
Servico Gesellschaft fur Sanitartechnik GmbH               Germany                98.0
Ceravid GmbH                                               Germany               100.0
Keramag Keramische Werke AG                                Germany                95.0
Keramag Kermische Werke Haldensleben GmbH                  Germany                95.0
Varicor S.A.                                                France                95.0
Keramag Vertriebs Holding GmbH                             Germany                95.0
Eurocer Industria de Sanitarios S.A.                      Portugal               100.0
Kerallia Productos Sanitarios Lda                         Portugal               100.0
Laminex Sp. z o.o.                                          Poland               100.0
Evac International Ltd.                                    Finland               100.0
Evac AB                                                     Sweden               100.0
Evac Vacuum Systems (Shanghai) Co Ltd.                       China               100.0
Evac GmbH                                                  Germany               100.0
AquaMar GmbH                                               Germany               100.0
Evac Oy                                                    Finland               100.0
Evac S.A.R.L.                                               France               100.0
Evac S.r.l                                                   Italy               100.0
Envirovac Inc.                                                 USA               100.0
Evac Ltda                                                   Brazil               100.0
Sanitec Kolo Sp. z o.o.                                     Poland                99.5
Scan Aqua Sp. z o.o.                                        Poland               100.0
Sugarlop B.V.                                      The Netherlands               100.0
Sanitec Leasing AB                                          Sweden               100.0
Domino Italia S.p.A                                          Italy               100.0
Sanitec Italia S.p.A.                                        Italy               100.0
Pozzi Ginori S.p.A.                                          Italy               100.0
Sanitec Servizi Logistici S.r.L.                             Italy               100.0
Domino S.p.A.                                                Italy               100.0
Royal SanitecAB                                             Sweden               100.0
Sanitec UK                                           Great Britain               100.0
Twyford Bathrooms                                    Great Britain               100.0
Twyford Holdings Ltd.                                Great Britain               100.0
Twyford Ltd.                                         Great Britain               100.0
Twyford Plumbing Solutions Ltd.                      Great Britain               100.0
Curran Ltd.                                          Great Britain               100.0
Sanitec Service GmbH                                       Germany               100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH                               Germany                47.5
Ceramics Holdings Middle East B.V.                 The Netherlands                50.0
Ceramic Holdings Middle East C.V.                  The Netherlands                50.0
AWEK Industrial Patents Ltd. Oy                            Finland                25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG                                     Switzerland                19.9
Sanitec Holdings Pte Ltd.                                Singapore                19.9
Sphinx Technical Ceramics B.V.(2)                  The Netherlands               100.0
--------------------------------------------------------------------------------------

(1)    Includes its major subsidiaries.
(2) Loss for the financial period 2002 of SphinxTechnical Ceramics B.V. was EUR(5.8) million and the Shareholders' equity as of December 31, 2002 was EUR(9.2) million.

                               [GRAPHIC OMITTED]


                                    SANITEC
                              SANITEC CORPORATION
                                www.sanitec.com
                         P.O. Box 447 - 00101 Helsinki
                    Mikonkatu 14A - 00100 Helsinki - Finland
                  tel. +358 9 7095 400 - fax +358 9 77331 207